Exhibit i1

February 26, 2010
Calamos Investment Trust
2020 Calamos Court
Naperville, Illinois 60563
Ladies and Gentlemen:
     We have acted as counsel to Calamos Investment Trust, a business trust formed under the laws of the Commonwealth of Massachusetts (the “Trust”), in connection with the filing with the Securities and Exchange Commission (“SEC”) of Post-Effective Amendment No. 69 to the Trust’s Registration Statement on Form N-1A (File Nos. 033-19228 and 811-05443) (the “Post-Effective Amendment”), registering an indefinite number of Class A, Class B, Class C, Class I and Class R shares of beneficial interest of:
     Calamos Blue Chip Fund,
     Calamos Convertible Fund,
     Calamos Growth and Income Fund,
     Calamos Global Growth and Income Fund,
     Calamos Growth Fund,
     Calamos Market Neutral Income Fund,
     Calamos High Yield Fund,
     Calamos Value Fund,
     Calamos International Growth Fund,
     Calamos Multi-Fund Blend,
     Calamos Global Equity Fund,
     Calamos Total Return Bond Fund, and
     Calamos Evolving World Growth Fund,
     each a series of the Trust, (the “Shares”) under the Securities Act of 1933, as amended (the “1933 Act”).
     You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment. For purposes of rendering that opinion, we have examined the Post-Effective Amendment, the Third Amended and Restated Agreement and Declaration of Trust, as amended, and Bylaws of the Trust, as amended, and the actions of the Board of Trustees of the Trust that provide for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also relied on a certificate of an officer of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Calamos Investment Trust
February 26, 2010

     Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the Commonwealth of Massachusetts that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.
     Based upon and subject to the foregoing, we are of the opinion that:
1.	The Shares to be issued pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust; and

2.	When issued and paid for upon the terms provided in the Post-Effective Amendment, the Shares to be issued pursuant to the Post-Effective Amendment will be validly issued, fully paid, and nonassessable. In this regard, however, we note that the Trust is a Massachusetts business trust and, under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the Trust.
     This opinion is rendered solely in connection with the filing of the Post-Effective Amendment and supersedes any previous opinions of this firm or Bell, Boyd & Lloyd LLP, which combined with this firm effective March 1, 2009, in connection with the issuance of Shares. We hereby consent to the filing of this opinion with the SEC in connection with the Post-Effective Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.
Very truly yours,
/s/ K&L Gates LLP
K&L Gates LLP